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Alan F. Denenberg

Davis Polk & Wardwell LLP     650 752 2004 tel

1600 El Camino Real                 650 752 3604 fax

Menlo Park, CA 94025              alan.denenberg@davispolk.com

July 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Nicholas Lamparski

                 Ms. Mara Ransom

Re:	Xponential Fitness, Inc.

Amendment No. 2 to the Registration Statement on Form S-1

Filed June 29, 2021

Ladies and Gentlemen:

On behalf of our client, Xponential Fitness, Inc. (the “Company”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 12, 2021 (the “Comment Letter”) relating to the above- referenced registration statement on Form S-1 of the Company, filed June 29, 2021 (the “Amended Registration Statement”). The Company is concurrently publicly filing a revised version of the Amended Registration Statement (the “Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies of the Registration Statement that have been marked to show changes from the Amended Registration Statement, as well as a copy of this letter.

We are responding to comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments numbered 1 through 3, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

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2	July 15, 2021

Prospectus Summary

Recent Developments

Preliminary Estimated Financial and Other Data, page 15

1.

We note you intended to provide preliminary estimated financial results for the three months ended June 30, 2021. With respect to your disclosure that “our final reported results may vary materially from the preliminary estimates,” please revise this statement to delete the word “materially.” With respect to your financial measures expressed in ranges, please ensure that the ranges are sufficiently narrow to be meaningful. Where preliminary estimates differ from historical trends, provide an analysis of the change in trends.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 14, 15 and 16 to address the Staff’s comment.

Certain Relationships and Related Party Transactions

Amended LLC Agreement, page 170

2.	Please revise your disclosure here, and elsewhere as appropriate, to provide a clear description of the material elements of the LLC unit transfer provisions included in the Amended LLC Agreement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 179 and 199 to address the Staff’s comment.

Description of Capital Stock

Certain Certificate of Incorporation, Bylaws and Statutory Provisions, page 192

3.

We note your disclosure on page 192 that the exclusive forum provision in your amended and restated certificate of incorporation designates the federal district courts of the United States as the exclusive forum for claims arising under the federal securities laws of the United States, including claims arising under the Securities Act. We also note your risk factor on page 68 suggests that your amended and restated certificate of incorporation contains two exclusive forum provisions. Notwithstanding this, it appears that there is only one exclusive forum provision in your amended and restated certificate of incorporation, filed as Exhibit 3.2, and it explicitly states that the provision does not apply to claims arising under the Exchange Act or Securities Act. Please reconcile the exclusive forum provision in your amended and restated certificate of incorporation with the disclosure in the Registration Statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 71 to address the Staff’s comment.

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3	July 15, 2021

We appreciate your assistance with this matter. Please do not hesitate to contact me at (650) 752-2004 or alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Anthony Geisler, Chief Executive Officer, Xponential Fitness, Inc.

John Meloun, Chief Financial Officer, Xponential Fitness, Inc.

Ian D. Schuman, Partner, Latham & Watkins LLP

Stelios G. Saffos, Partner, Latham & Watkins LLP

Via EDGAR and overnight delivery.